Exhibit 4.4
ASSOCIATE STOCK OPTION PLAN 2007
1.0   Introduction:
1.1	Sify Limited (“Sify” or “Company”) has formulated a series of Associate Stock Option Plans (“ASOPs”) to incentivise and reward Associates; as such term is hereinafter defined, for contributing to the growth of Sify.

1.2	Associate Stock Option Plan (“ASOP 2007” or “Plan”) is the latest in the series of these ASOPs. The [shareholders] of the Company approved the allocation of a further 1,400,000 Equity Shares on September 24, 2007 to be assumable to Associates pursuant to options to be granted to Associates under this ASOP 2007.

1.3	Under ASOP 2007, Sify’s Associates would be granted options for a fee which would give them the right to buy Sify’s ADRs, as such term is hereinafter defined, or Sify’s Equity Shares, as specified in such option, at a specified exercise price. The options are exercisable after a vesting date but before the expiry date. Vesting is slated to happen over a four-year period. Expiry occurs at the end of the 60 months from the date of grant or one month after the Associate ceases to be in the employment of Sify or its Subsidiaries, as such term is hereinafter defined, whichever is earlier.

1.4	If the market price of Sify’s ADRs or Equity Shares, as applicable, goes up, the potential benefit to the Associate holding an Option goes up. The Associate is incentivised to:
1.4.1	Stay with Sify until vesting and after vesting until the option value grows to an attractive level

1.4.2	Work (with a high degree of goal congruence) in the interest of Sify shareholders in building a sustainable value and growth momentum into Sify’s ADRs and Equity Shares.
2.0   Definitions.
As used herein, the following definitions will apply:
“ADR” means an American Depository Receipt evidencing American Depositary Share(s) corresponding to Equity Shares of Sify. ADRs are currently listed on the NASDAQ National Market of USA under the ticker “SIFY”.
“Applicable Laws” means the laws of India and the laws of any foreign country or jurisdiction where Options are, or will be, granted under ASOP 2007.
“Associate” means (a) the full time or part time employees of Sify and its Subsidiaries, (b) members of the Board of Directors, (c) Principal Officers and (d) principal officers and directors of any Subsidiary.

“Board of Directors” means the Board of Directors of Sify.
“Compensation Committee” means the Compensation Committee of the Board of Directors which consists of not less than three members of the Board of Directors who are non executive Directors and which currently consists of four members of the Board of Directors.
“Director” means a member of the Board of Directors.
“Equity Shares” means the Equity Shares of Sify. Equity Shares are not currently listed in India or anywhere else.
“NASDAQ” means the National Association of Securities Dealers Automated Quotation System.
“Option” means the right to purchase ADRs or Equity Shares upon exercise of an option granted pursuant to this ASOP 2007.
“Option Agreement” means the agreement between an Associate and the Company, which sets forth the terms and conditions of the Option.
“Promoter” means (a) any person or person(s) who is in overall control of the Company, (b) any person or person(s) who are instrumental in the formation of the Company or the programme pursuant to which any equity interest in the Company was offered to the Company or (c) the person or person(s) named in any offering document as promoter(s), provided, however, that a Director or officer of the Company will not be deemed to be a Promoter if they are acting as such only in their professional capacity with the Company.
“Principal Officers” mean senior executives of Sify, including, without limitation, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of Sify.
“Promoter Group” means: (a) an immediate relative of a Promoter (i.e., spouse of a Promoter or any parent, brother, sister or child of the person or of the spouse); or (b) persons whose shareholdings or other ownership is aggregated for the purpose of any regulatory filing, including, without limitation, any securities offering document.
“Subsidiary” means any company in which Sify owns more that 50% of the issued shares of such company or more than 50% of the voting rights in the board governing such company.
3.0   Administration:
3.1	Shareholders of Sify have approved the allocation of 1,400,000 shares to be made available for ASOPs on September 24, 2007. Shareholders have also empowered the Board of Directors to formulate ASOPs from time to time to grant stock options and when exercised issue ADRs or Equity Shares, as the case may be. Shareholders have also recognized that these stock options would be available to all Associates including Principal Officers and Directors.

3.2	The Board of Directors have constituted the Compensation Committee to formulate ASOPs, formulate policies for administration of the plans, and actually administer the plan by granting options, recognize exercises, issue ADRs and Equity Shares on exercise, collect exercise price and where appropriate facilitate sale.

3.3	The Compensation Committee administers the ASOPs of Sify. ASOP 2007 will also be administered by the Compensation Committee.

3.4	In all issues to be decided by the Company relating to ASOP, the decision by the Compensation Committee represents the decision of the Company and is final.
4.0   ADRs / Equity Shares:
4.1	ASOP 2007 aims to grant Options to buy either of the following to Associates:
4.1.1	ADRs; or

4.1.2	Equity Shares.
4.2	The Option Agreement shall explicitly state whether the right to purchase ADRs or Equity Shares is being granted pursuant to such Option. In the absence of such a clarification in an Option, ADRs shall be issued on exercise of such Option. In the event of a conflict between an Option Agreement and this ASOP 2007, this ASOP 2007 shall control, except as otherwise provided herein. The Option Agreement shall include such terms and agreements and related documents as may be determined and approved by the Board of Directors from time to time.

4.3	The Compensation Committee has the power, subject to compliance with Applicable Law, to grant Options for a quantity of ADRs / Equity Shares not exceeding the unused quantity available in the pool for granting of options (as approved by and added to by members of Sify’s shareholders in accordance with Applicable Law).

4.4	If the outstanding ADRs or Equity Shares of Sify are increased, decreased, changed into or exchanged for a different number or kind of securities of Sify through reorganization, recapitalization, reclassification, change in the ratio between the ADRs and the Equity Shares, share dividend, share split, reverse share split or other similar transaction, then the Compensation Committee, in its sole discretion, shall make an appropriate and proportional adjustment to the exercise price and/or number of ADRs or Equity Shares.

4.5	Unless otherwise determined by the Compensation Committee and specified in the applicable Option Agreement or another written agreement between Company and the Associate, in the event of (a) the dissolution or liquidation of Company, (b) a reorganization or business combination or consolidation of Company with one or more other entities as a result of which fifty percent (50%) or more of Company’s voting equity interests is transferred to another entity, or (c) a sale of substantially all the property or more than fifty percent (50%) of the then outstanding Shares of Company to different holders in a single transaction or series of related transactions, then the ASOP 2007 shall terminate and any unvested Options granted hereunder shall terminate, with such termination being effective immediately prior to the date of such merger, reorganization, sale or other event (so that such terminating Options do not participate in or with respect to such merger, reorganization, sale or other event). Notwithstanding the foregoing, the Compensation Committee may, in its sole discretion, provide, in an Option Agreement or in a writing in connection with, or in contemplation of, such transaction for any, all or none of the following alternatives (separately or in combination): (a) for the unvested Options, or any of them, to become immediately vested in part or in full, or to continue to vest in the future upon the same or different conditions; (b) for the assumption by a successor entity of such unvested Options, (c) where relevant, for the substitution by a successor entity for such unvested Options of new shares covering the equity interests of the successor entity, with appropriate adjustments as to the number and kind of equity interests and prices; or (d) for the continuance of the ASOP 2007 by such successor entity in which event the ASOP 2007 and the Options theretofore granted under it shall continue in the manner and under the terms so provided.

5.0   Eligibility to participate:
5.1	Options shall be granted under ASOP 2007 only to Associates. However, an employee who is a Promoter or belongs to a Promoter Group or a Director who either by himself or through his relative or through any corporate body directly or indirectly holds more than 10% of the outstanding equity of Sify shall not be eligible.

5.2	The Compensation Committee shall, from time to time, and at the Compensation Committee’s discretion, select from among the Associates a list of Associates for grant of Option(s). The Compensation Committee shall decide on the selection criteria which shall include, among other things, the performance track record, and performance potential of the Associates. The Compensation Committee is empowered to include Associates on any other criteria and is also empowered to not include any Associate without stating any reason. The decision by the Compensation Committee on the choice of Associates, if any, who shall be granted Options is final.
6.0   Grant of Options:
6.1	The Compensation Committee shall decide on whether the Option is for ADRs or Equity Shares, the number of ADRs or Equity Shares issuable upon exercise of the Option, the exercise price payable, the vesting schedule and other terms and conditions of the Option.

6.2	The Compensation Committee shall issue to the selected Associates Option Agreements giving them the right to buy ADRs (or if so specified, Equity Shares), which Option Agreements will specifying the quantity of ADRs or Equity Shares, as applicable, issuable upon exercise of the Option and the exercise price, the vesting schedule and other terms and conditions. A copy of the ASOP 2007 shall be attached to the Option Agreement. The Option Agreement should bear the sequential number of the Option, the name of the Associate and the reference of the Compensation Committee meeting at which the Option is being granted. The Compensation Committee should collect an Option fee of Re.1 per ADR (or share), which shall be adjusted against the exercise price payable or refunded to Associates if the Option expires unexercised.

7.0   Exercise Price:
7.1	Exercise price refers to the price at which the Associate may buy the ADR (or Equity Share). The currency by which exercise price is payable is normally Rupees unless otherwise so specified in the Option Agreement. Exercise price is payable to the Company by a cheque made payable to Sify.

7.2	The Compensation Committee shall fix the exercise price for ADR options at a discount of not more than 10% to the fair market value on the date of grant and for the Equity Share Option on the basis of a valuation to be done by an independent professional at the time of grant. If the ADRs are traded on NASDAQ or other automated dealer quotation system, or are listed on a securities exchange, fair market value shall be the last sale price for the ADR, as of the grant date, on such securities exchange or automated dealer quotation system as reported by such source as the Compensation Committee may select. If the ADRS are not traded on a securities exchange or automated dealer quotation system then the fair market value shall be as determined by the Compensation Committee pursuant to a reasonable method adopted in good faith for such purpose.
8.0   Vesting Schedule:
8.1	An Option may be exercised (converted into an ADR or Equity Share) only after such Option has vested.

8.2	The Options granted shall vest as below: (a) one sixth of the Option at the end of one year from the date of grant and (b) the remaining five sixths of the Option over the second, third and fourth year from the date of grant in twelve equal quarterly installments.

8.3	The Option shall vest fully on the occurrence of permanent total disability or the death of the Associate. In the event of happening of any one of the above events, the options shall be exercised by the nominee of the disabled or the deceased as the case may be, registered with the company.
9.0   Expiry:
9.1	Options issued to Associates can be exercised, in whole or in part, only after they vest and prior to the expiration of the Option.

9.2	Options expire at the end of the 60 months from the date of grant, or one month after the Associate ceases to be in the employment of Sify or its Subsidiaries, whichever is earlier.

9.3	If an Option vested earlier than envisaged due to death or permanent total disability of the Associate, the Option shall expire within three months after such a vesting. The Compensation Committee is empowered to extend the expiry date by not more than six months in the case of death or permanent total disability of the Associate.

9.4	Associates who do not wish to accept Option grants shall notify Sify in writing. Any option recommended by the Compensation Committee to them would not be issued to them and would be void and without effect.

9.5	Associates who do not wish to continue participating in the ASOP after the Option is received shall notify the Company in writing. The options granted such Associate would forfeit after the letter is received by Sify. Sify would repay the option fee of Re.1 per ADR if such a fee had been collected earlier from such Associate.
10.0 Exercise of Stock Option and Issue of ADRs / Equity Shares:
10.1	Associates may exercise vested Options any time prior to the expiration of such Option if permitted by Applicable Law and subject to the terms and conditions of the Option Agreement and ASOP 2007. Without limiting the foregoing, Associates may sell the ADRs or Equity Shares so issued under the Option only during the period when insider trading is permitted under the “Insider trading policy” of Sify. However, this restriction is not applicable to the ex-employees, nominees of the disabled or the deceased as defined in clause 8.3.

10.2	The Insider trading policy of Sify shall be as determined by the Board of Directors from time to time and as administered by the Chief Financial Officer of Sify from time to time. Unless there are specific price sensitive information within the Company, insider trading is typically permitted during the period commencing from “two [trading] days after the press release announcing quarterly results” and ending with “the fifteenth day of the third month of each quarter”.

10.3	In the event the Associate shall not be permitted by Applicable Law to hold the ADRs or Equity Shares, as applicable, issuable upon exercise of the Option or is required to sell such ADR or Equity Share within a reasonable or specified time, then exercise of the Option itself will be permitted only during the period when insider trading is permitted.

10.4	Associates wishing to exercise their Option should tender to Sify a copy of the Option Agreement and a cheque made payable to Sify for the exercise price indicating the brokerage account to which ADRs or Equity Shares should be credited in addition to any other documents.

10.5	Subject to the terms of ASOP 2007, the Option Agreement and Applicable Law, Associates may exercise part of the Option that has vested and carry forward the remainder until the Options expire and exercise such carried forward quantity before expiry subject at all times the terms of ASOP 2007, the Option and Applicable Law.

10.6	Sify may, at Sify’s sole discretion, facilitate the sale of the ADRs and Equity Shares issued to Associates.

10.7	All taxes that apply to the exercise, sale or realization of proceeds from ADRs and Equity Shares accrue to the Associate and shall be the sole responsibility and obligation of the Associate. The company is also empowered to recover from the Associates any tax that may be levied by the Government from time to time in connection with the ASOP and is payable by the company.
11.0 Transfer, Mortgage:
Options cannot be transferred, pledged, mortgaged, hypothecated, or disposed of in any manner other than by will or the laws of descent and distribution.

12.0 Others:
12.1	This Plan shall not form part of any contract of employment between SIFY and the associate. The rights and obligations of any individual under any contract of employment shall not be affected by his or her participation in this ASOP 2007 or any right which he or she may have to participate in it.

12.2	Nothing in this ASOP 2007 or any other ASOP shall afford any person any rights with respect to employment (including, without limitation, continuation of employment) by the Company nor shall it interfere with or in any way effect the Company’s right to terminate employment at any time, with or without cause. The Options, if any, granted under this ASOP 2007 or any other ASOP, shall not form a part of the terms of employment of an Associate or entitle him or her to take into account the Options granted hereunder in any claim for compensation or damages in consequence of the termination of employment of such Associate.

12.3	This Plan shall not confer on any associate any legal or equitable right against Sify either directly or indirectly or give rise to any cause of action in law or equity against Sify.

12.4	This Plan is subject to all applicable laws, rules, regulations, guidelines and to such approvals from any governmental agencies as may be required. In case of any contradiction between the provisions of this Plan and any provisions, rules, regulations, guidelines issued by any governmental agencies, the provisions of law shall override the provisions of this Plan.

12.5	The associates who are granted warrants ADS / Equity under the Plan shall comply with such requirements of law as may be necessary.

12.6	Sify does not guarantee any return on the equity investment made by Associates as part of the ASOPs. Any investment loss for any reason including, without limitation, due to fluctuations in the market price of the ADRs and/or Equity Shares including the shortfall in the expectations or projections and the risks associated with the investment are that of the Associate alone.

12.7	Unless and until an Option has been exercised and the ADRs or Equity Shares, as the case may be, have been issued to the Associate, such Associate shall not have any rights whatsoever as a shareholder including rights for receipt of dividends and/or voting with respect to such Option.

12.8	ADRs or Equity Shares, as applicable, will not be issued pursuant to an Option unless the exercise of such Option and the issuance and delivery of such ADRs or Equity Shares, as applicable, thereunder will comply with Applicable Laws and such issuance and delivery will be further subject to the approval of counsel for Sify with respect to such compliance.

12.9	The inability of Sify to obtain authority from any regulatory body having jurisdiction, which authority is deemed by Sify’s counsel to be necessary to the lawful issuance and sale of any ADRs or Equity Shares hereunder, will relieve Sify of any liability in respect of the failure to issue or sell such ADRs or Equity Shares as to which such requisite authority will not have been obtained.

12.10	The Plan and all Options granted and actions taken thereunder shall be governed by and construed in accordance with the laws of India without giving effect to the conflicts of law rules thereof.

12.11	The Compensation Committee shall have absolute discretion and power in formulating the rules and regulations of the ASOP 2007 and also to amend the ASOP 2007 from time to time as they may deem fit and expedient.